SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark one)


   X    Annual Report pursuant to 15(d) of the Securities Exchange
-------
Act of 1934 (Fee required)

   For the fiscal year ended December 31, 1996.

                                       OR

        Transition report pursuant to Section 15(d) of the
-------
Securities Exchange Act of 1934 (No fee required)

   For the transition period from           to
                                  --------      --------


   Commission file number 1-8864.

   A.  Full title of the Plan:

                  USG CORPORATION INVESTMENT PLAN (Formerly USG
               CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

           USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO,
                  ILLINOIS  60606



                              REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors with respect to Form S-8 for 1996.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           USG CORPORATION INVESTMENT PLAN



                                           By: /s/ Harold E. Pendexter. Jr.
                                           --------------------------------
                                           H. E. Pendexter, Jr.
                                           Member of Pension and Investment
                                           Committee


Date: March 18, 1997

                                USG CORPORATION
                                INVESTMENT PLAN


                               REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 1996 AND 1995



TABLE OF CONTENTS


                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                      1

  FINANCIAL STATEMENTS:

     Statement of Net Assets Available
       for Plan Benefits                                          2

     Statement of Changes in Net Assets
       Available for Plan Benefits                                4

     Notes to Financial Statements                                6


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                          12

     II.  Schedule of Reportable Transactions                    13



MEMBER OF THE                                                 MEMBER OF THE
ILLINOIS CPA                                                  AMERICAN INSTITUTE
SOCIETY                                                       OF CERTIFIED
                                                              PUBLIC ACCOUNTANTS
                                Hill, Taylor LLC
                          CERTIFIED PUBLIC ACCOUNTANTS
                     116 South Michigan Avenue - 11th Floor
                             Chicago, Illinois 60603
                                  312-332-4964
                                Fax: 312-332-0181

                          INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION


We have audited the accompanying statement of net assets available for plan benefits of the USG Corporation Investment Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Hill, Taylor LLC
--------------------

March 11, 1997

                                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                DECEMBER 31, 1996 AND 1995
                                                                             1996
                                    ------------------------------------------------------------------------------------

                                      USG COMMON          FIXED           GOVERNMENT           EQUITY
                                        STOCK            INCOME           INVESTMENT           INDEX          BALANCED
                                         FUND             FUND               FUND              FUND             FUND
                                    -------------     -------------     ------------      -------------     -------------
ASSETS:
   Investments at
      Market                        $ 19,185,797      $122,884,255      $  4,666,089      $ 32,485,092      $ 12,295,698

   Receivables:
      Employer contributions
         receivable                         --           7,960,213              --                --                --
      Employee loans
         receivable                         --                --                --                --                --


    Interest and
        dividend receivable                  70            195,452            20,227                 5                25

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                        --                --             111,679           431,678           194,274
                                    -------------    -------------      -------------     -------------      ------------

    Total Receivables                        70         8,155,665            131,906           431,683           194,299
                                    -------------    -------------      -------------     -------------      ------------

  Total Assets                        19,185,867      131,039,920          4,797,995        32,916,775        12,489,997
                                    -------------    -------------      -------------     -------------      ------------


LIABILITIES:

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                    554,236         1,422,440              --                --                --
                                    -------------     ------------      ------------       ------------      ------------



  Total Liabilities                      554,236         1,422,440              --                --                --
                                    -------------     ------------      ------------       ------------      ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                 $ 18,631,631      $129,617,480      $  4,797,995       $ 32,916,775      $ 12,489,997
                                    ============      ============      ============       ============      ============


The accompanying notes to financial statements are an integral part of these statements.




                                                               USG CORPORATION INVESTMENT PLAN
                                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                 DECEMBER 31, 1996 AND 1995
                                                                            1996
                                     -------------------------------------------------------------------------
                                                           FORFEITURE            INVESTMENT
                                         GROWTH               CASH                 PLAN
                                          FUND               ACCOUNT               LOANS              TOTAL
                                     -------------       -------------        -------------       -------------
ASSETS:
   Investments at
      Market                         $ 20,394,899        $    154,061         $       --          $212,065,891

   Receivables:
      Employer contributions
         receivable                          --              (114,318)                --             7,845,895
      Employee loans
         receivable                          --                  --              7,840,092           7,840,092


    Interest and
        dividend receivable                     3                 704                 --               216,486

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                    1,271,645              29,143                 --             2,038,419
                                     ------------         -----------         ------------         ------------

    Total Receivables                   1,271,648             (84,471)           7,840,092          17,940,892
                                     ------------         -----------         ------------         ------------

  Total Assets                         21,666,547              69,590            7,840,092         230,006,783
                                     ------------         -----------         ------------         ------------


LIABILITIES:

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                        --                  --                697,912           2,674,588
                                     ------------         ------------        ------------         ------------

  Total Liabilities                          --                  --                697,912           2,674,588
                                     ------------         ------------        ------------         ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                  $ 21,666,547        $     69,590         $  7,142,180        $227,332,195
                                     ============        ============         ============        ============

The accompanying notes to financial statements are an integral part of these statements.

                                                              USG CORPORATION INVESTMENT PLAN
                                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                 DECEMBER 31, 1996 AND 1995
                                                                             1995
                                    ------------------------------------------------------------------------------------
                                       USG COMMON         FIXED           GOVERNMENT          EQUITY
                                          STOCK           INCOME          INVESTMENT          INDEX             BALANCED
                                          FUND            FUND               FUND              FUND               FUND
                                    -------------     ------------      ------------       -----------      ------------
ASSETS:
   Investments at
      Market                        $ 15,965,324      $121,017,261      $  4,490,474      $ 21,878,533      $  8,292,660

   Receivables:
      Employer contributions
         receivable                         --           5,506,150              --                --                --
      Employee loans
         receivable                         --                --                --                --                --
      Employee contributions
         receivable                        6,807            15,719             1,449             6,411             4,737

    Interest and
        dividend receivable                   98           215,820            20,761                 2                27

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                        --                --                --             956,988           852,825
                                    ------------      ------------        -----------      -----------       ------------

    Total Receivables                      6,905         5,737,689            22,210           963,401           857,589
                                    ------------      ------------        -----------      -----------       ------------

  Total Assets                        15,972,229       126,754,950         4,512,684        22,841,934         9,150,249
                                    ------------      ------------        -----------      -----------       ------------

LIABILITIES:

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                    214,573         2,794,811           124,186              --                --
                                    ------------      ------------      ------------      ------------      ------------


  Total Liabilities                      214,573         2,794,811           124,186              --                --
                                    ------------      ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                 $ 15,757,656      $123,960,139      $  4,388,498      $ 22,841,934      $  9,150,249
                                    ============      ============      ============      ============      ============


The accompanying notes to financial statements are an integral part of these statements.


                                                                  USG CORPORATION INVESTMENT PLAN
                                                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                   DECEMBER 31, 1996 AND 1995
                                                                              1995
                                          ---------------------------------------------------------------------------
                                                               FORFEITURE             INVESTMENT
                                             GROWTH               CASH                  PLAN
                                              FUND               ACCOUNT                LOANS              TOTAL
                                         ------------         ------------         ------------         ------------
ASSETS:
   Investments at
      Market                             $ 11,173,418         $     56,911         $       --         $  182,874,581

   Receivables:
      Employer contributions
         receivable                              --                   --                   --              5,506,150
      Employee loans
         receivable                              --                   --              5,447,027            5,447,027
      Employee contributions
         receivable                             6,863                 --                   --                 41,986

    Interest and
        dividend receivable                         1                  281                 --                236,990

      Pending transactions
         from participants'
         elections for transfers
         between funds or
         forfeitures                        1,303,996               33,690              904,717            4,052,216
                                         ------------          ------------        ------------         ------------

    Total Receivables                       1,310,860               33,971            6,351,744           15,284,369
                                         ------------          ------------        ------------         ------------

  Total Assets                             12,484,278               90,882            6,351,744          198,158,950
                                         ------------          ------------        ------------         ------------


LIABILITIES:

      Pending transactions
         from participants'
         elections for transfers
         between funds or
          forfeitures                            --                   --                   --              3,133,570
                                         ------------         ------------         ------------         ------------


  Total Liabilities                              --                   --                   --              3,133,570
                                         ------------         ------------         ------------         ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                      $ 12,484,278         $     90,882         $  6,351,744         $195,025,380
                                         ============         ============         ============         ============


The accompanying notes to financial statements are an integral part of these statements.



                                                       USG CORPORATION INVESTMENT PLAN
                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                                  1996
                            ------------------------------------------------------------------------------


                                COMMON           FIXED        GOVERNMENT       EQUITY
                                 STOCK           INCOME       INVESTMENT       INDEX            BALANCED
                                 FUND            FUND            FUND          FUND              FUND
                            -------------    --------------   -----------   -------------    -------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year        $15,757,656      $123,960,139    $4,388,498     $22,841,934       $9,150,249
                            -------------    --------------   -----------   -------------    -------------

ADD (DEDUCT):
Corporation contributions            ---        11,859,525           ---             ---              ---

Employee contributions         2,142,189         8,635,407       507,642       3,073,532        1,462,446
                            -------------    --------------   -----------   -------------    -------------
                               2,142,189        20,494,932       507,642       3,073,532        1,462,446
                            -------------    --------------   -----------   -------------    -------------

Income from investments:
  Dividend income                    ---               ---           ---         600,693          384,991
  Interest income                  1,698         7,325,085       234,013             665            1,296
  Realized gain (loss) on
    sale of investments       (2,078,354)              ---           ---         808,159        1,015,612
  Unrealized appreciation
    for the year               4,338,774               ---           ---       4,260,634          114,503
                            -------------    --------------   -----------   -------------    -------------
                               2,262,118         7,325,085       234,013       5,670,151        1,516,402
                            -------------    --------------   -----------   -------------    -------------

Benefit payments and
  participant withdrawals       (996,138)      (13,205,907)     (315,855)     (2,036,392)        (994,371)

Participants' elections for
  transfers between funds
  or forfeitures                (813,112)       (7,691,826)      (35,878)      3,198,440        1,357,547

Net fund transactions            278,918        (1,264,943)       19,575         169,110           (2,276)
  due to loans

Administrative expenses              ---               ---           ---             ---              ---
                            -------------    --------------   -----------   -------------    -------------

Net increase in
  assets during the year       2,873,975         5,657,341       409,497      10,074,841        3,339,748
                            -------------    --------------   -----------   -------------    -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                $18,631,631      $129,617,480    $4,797,995     $32,916,775      $12,489,997
                            =============    ==============   ===========   =============    =============


The accompanying notes to financial statements are an integral part of these statements.




                                            USG CORPORATION INVESTMENT PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                       1996
                             ---------------------------------------------------------


                                              FORFEITURE  INVESTMENT
                                GROWTH          CASH        PLAN
                                 FUND          ACCOUNT      LOANS            TOTAL
                             -------------    ---------   ------------   --------------
 NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
    beginning of year         $12,484,278      $90,882     $6,351,744     $195,025,380
                             -------------    ---------   ------------   --------------

ADD (DEDUCT):
Corporation contributions             ---     (206,658)           ---       11,652,867

Employee contributions          2,652,956          ---            ---       18,474,172
                             -------------    ---------   ------------   --------------
                                2,652,956     (206,658)           ---       30,127,039
                             -------------    ---------   ------------   --------------

Income from investments:
  Dividend income                 148,113          ---            ---        1,133,797
  Interest income                     679        4,083        490,824        8,058,343
  Realized gain (loss) on
    sale of investments           755,115          ---              1          500,533
  Unrealized appreciation
    for the year                2,651,167           (1)            (1)      11,365,076
                             -------------    ---------   ------------   --------------
                                3,555,074        4,082        490,824       21,057,749
                             -------------    ---------   ------------   --------------

Benefit payments and
  participant withdrawals        (954,476)         250       (339,239)     (18,842,128)

Participants' elections for
  transfers between funds
  or forfeitures                3,767,950      216,879            ---              ---

Net fund transactions             160,765          ---        638,851              ---
  due to loans

Administrative expenses               ---      (35,845)           ---          (35,845)
                             -------------    ---------   ------------   --------------

Net increase in
  assets during the year        9,182,269      (21,292)       790,436       32,306,815
                             -------------    ---------   ------------   --------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                 $21,666,547      $69,590     $7,142,180     $227,332,195
                             =============    =========   ============   ==============


The accompanying notes to financial statements are an integral part of these statements.

                                                         USG CORPORATION INVESTMENT PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                  1995
                            -------------------------------------------------------------------------------------------


                                USG COMMON           FIXED          GOVERNMENT            EQUITY
                                 STOCK               INCOME         INVESTMENT            INDEX             BALANCED
                                  FUND               FUND              FUND               FUND                FUND
                              -------------      --------------     ------------       -------------      -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year           $   8,956,154      $ 114,852,726      $   4,042,546      $  13,911,850      $   5,771,470
                              -------------      -------------      -------------      -------------      -------------

ADD (DEDUCT):
Corporation contributions              --            8,031,143               --                 --                 --

Employee contributions            1,926,937          8,776,541            553,605          2,152,522          1,277,618
                              -------------      -------------      -------------      -------------      -------------
                                  1,926,937         16,807,684            553,605          2,152,522          1,277,618
                              -------------      -------------      -------------      -------------      -------------

Income from investments:
  Dividend income                      --                 --                 --              451,179            220,314
  Interest income                     2,411          7,209,145            248,810                315                486
  Realized gain (loss) on
    sale of investments            (245,236)              --                 --              175,248            206,491
  Unrealized depreciation
    for the year                  5,496,461               --                 --            4,933,282            961,587
                              -------------      -------------      -------------      -------------      -------------
                                  5,253,636          7,209,145            248,810          5,560,024          1,388,878
                              -------------      -------------      -------------      -------------      -------------

Benefit payments and
  participant withdrawals          (342,218)        (8,469,035)          (259,936)          (760,126)          (201,243)

Participants' elections for
  transfers between funds
  or forfeitures                    (71,044)        (4,924,839)          (208,328)         1,937,298            804,570

Withdrawals from funds               34,191         (1,515,542)            11,801             40,366            108,956
  due to loans
                              -------------      -------------      -------------      -------------      -------------


Net increase (decrease) in
  assets during the year          6,801,502          9,107,413            345,952          8,930,084          3,378,779
                              -------------      -------------      -------------      -------------      -------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                 $  15,757,656      $ 123,960,139      $   4,388,498      $  22,841,934      $   9,150,249
                              =============      =============      =============      =============      =============

The accompanying notes to financial statements are an integral part of these statements.

                                          USG CORPORATION INVESTMENT PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                      1995
                           ---------------------------------------------------------


                                             FORFEITURE   INVESTMENT
                             GROWTH           CASH         PLAN
                              FUND           ACCOUNT       LOANS           TOTAL
                           -------------    ---------   ------------   -------------
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year          $5,948,930      $17,735     $4,876,708     $158,378,119
                           -------------    ---------   ------------   --------------

ADD (DEDUCT):
Corporation contributions          ---          ---            ---         8,031,143

Employee contributions        1,757,974         ---            ---        16,445,197
                           -------------    ---------   ------------   --------------
                              1,757,974         ---            ---       24,476,340
                           -------------    ---------   ------------   --------------

Income from investments:
  Dividend income               103,477         ---            ---           774,970
  Interest income                   250        2,120        439,088        7,902,625
  Realized gain (loss) on
    sale of investments         379,254         ---            ---           515,757
  Unrealized depreciation
    for the year              2,038,294         ---            ---        13,429,624
                           -------------    ---------   ------------   --------------
                              2,521,275        2,120        439,088       22,622,976
                           -------------    ---------   ------------   --------------

Benefit payments and
  participant withdrawals      (222,736)         ---       (196,761)     (10,452,055)

Participants' elections for
  transfers between funds
  or forfeitures              2,391,316       71,027            ---              ---

Withdrawals from funds           87,519          ---       1,232,709             ---
  due to loans
                           -------------    ---------   ------------   --------------


Net increase (decrease) in
  assets during the year      6,535,348       73,147      1,475,036       36,647,261
                           -------------    ---------   ------------   --------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year               $12,484,278      $90,882     $6,351,744     $195,025,380
                           =============    =========   ============   ==============

The accompanying notes to financial statements are an integral part of these statements.

                                 USG CORPORATION
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995



1.  DESCRIPTION OF THE PLAN

         The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. On January 2, 1989, the Plan was amended and completely restated effective as of January 1, 1989 ("restated Plan"). The amendment and restatement incorporates all prior amendments to the Plan and makes changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees effective January 1, 1989, and to change the name of the Plan to the USG Corporation Investment Plan.

         The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

         The Plan provides, among other things, that participants may contribute up to 9% of their annual compensation to the Plan during the year effective January 1, 1989, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of five years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

         Employee contributions are invested by the Trustee in any one or a combination of six funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) United States Government obligations (Government Investment Fund), (c) other obligations providing a fixed rate of interest (Fixed Income Fund), (d) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund),
         (e) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), or (f) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund).

         Participants may elect to have their contributions invested in 5% increments in any fund and can change their investment election each quarter. In order to change their investment options, transfer their prior accumulated account to another investment option, increase or decrease the percent of contributions, and to make requests for withdrawals, participants are required to provide notice by the 15th day of the last month of any quarter.

         At December 31, 1996 and 1995, the Fixed Income Fund was primarily composed of an investment in group annuity contracts maintained by Metropolitan Life Insurance Co., Provident Life Insurance Co., John Hancock Mutual Life Insurance Co. and SunAmerica Life Insurance Co. The Equity Index Fund was invested in the Vanguard Institutional Index Fund.

         As of December 31, 1996 and 1995, the Balanced Fund was invested in the Fidelity Puritan Fund and the Growth Fund was invested in the IDS New Dimensions Fund.

         Corporation contributions, whether made in cash or stock, are initially invested in the Fixed Income Fund. If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in collective investment funds and any earnings in the fund are credited to the participants' accounts.

         The sixth amendment to the Plan was adopted in 1993 which provides that the Corporation makes formula matching contributions for each plan year commencing after December 31, 1992, if at least 80% of the consolidated earnings goal of the Corporation has been met for that plan year. For each calendar quarter commencing after December 31, 1993, the Corporation will also make quarterly matching contributions in an amount equal to 25% of each eligible participant's basic contributions made during that calendar quarter not in excess of 4% of his or her earnings for that calendar quarter. This amendment also established a balanced fund and a growth fund which increased the investment options under the Plan to six. In addition, provisions for loans to participants were established by this amendment.

         The ninth amendment effective January 1, 1996, changed the quarterly matching contribution to 25% on basic contributions not in excess of 6%. The tenth amendment adopted by the Plan provides that effective January 1, 1997, participants may elect to make pre-tax basic contributions to the Plan from 1% to 15% of earnings during the plan year. The Plan may limit the basic contributions of highly compensated participants' contributions to less than 15% of their earnings in any plan year in order to comply with IRC Sections 401(k) and 415 limitations. Under the tenth amendment, effective July 1, 1997, Corporation formula matching contributions will be allocated to the participants based on their investment election for new contributions not in excess of 9% of their earnings during that year.

         The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

         The Plan is administered by the Pension and Investment Committee, which consists of three or more members appointed by the Board of Directors of USG Corporation. Administrative expenses of the Plan, except for charges such as brokerage fees and expenses related to group annuity contracts, are paid by the Corporation.

         At December 31, 1996 and 1995, there were approximately 9,991 and 10,723 participants in the Plan, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The statements are prepared on the accrual basis of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the statements to accrue for the portion of annual contributions unpaid at year-end.

         All investments of the Plan are valued at market. Unrealized appreciation (depreciation) of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

         Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Market value and cost are equal for the group annuity contract and short-term investments.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that effect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

         Metropolitan Life Insurance Co., Provident Life Insurance Co., John Hancock Mutual Life Insurance Co. and SunAmerica Life Insurance Co. group annuity contracts earned guaranteed interest at rates varying from 5.75% to 7.20% at December 31, 1996. The rates for 1995 ranged from 5.75% to 7.76%. The Insurance contract earnings are calculated net of administrative fees.

         For the USG Common Stock Fund, cost was $53,327,934 and $54,917,273 as of December 31, 1996 and 1995, respectively. For the Equity Index Fund, the amount by which market value exceeded cost was $9,201,443 at December 31, 1996, and $4,940,810 at December 31, 1995. For the Balanced Fund, market value exceeded cost by $686,560 at December 31, 1996, and $572,057 at December 31, 1995. For the Growth Fund, market value was $4,204,977 above cost at December 31, 1996 and $1,553,811 at December 31, 1995.

         Pending transactions from participants' elections for transfers between funds represent the fourth quarter transfers between funds that were elected by participants but have not been executed by the Trustee before year-end as well as withdrawals from participants' accounts to make loans to them. In order to present the proper balance of net assets in each fund at year-end, a receivable and payable were used to record such pending transactions and the net amount of transfers in or out for each fund during the year was presented in participants' elections for transfers between funds on the accompanying statement of changes in net assets available for plan benefits.


3. TAX STATUS

         The Plan, as amended and restated, effective January 1, 1989, meets the requirements of Section 401 (a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501 (a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

         The Corporation will make a formula matching contribution with respect to each eligible participant only if at least 80% of the Corporation's consolidated earnings goal is met.

         The Corporation formula matching contribution schedule was changed for the 1995 Plan year. Beginning January 1, 1995, each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. And each 1% increase in goal attainment above 140% results in a 2% increase in the profit sharing match, starting from 80% matching with attainment of 140% of goal earnings.

         Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay fees of the plan and are held in the Forfeiture Cash Account.


5. DISTRIBUTION ON TERMINATION OF THE PLAN

         In the event of any termination of the Plan, the account balances of all affected participants shall become non-forfeitable.


6. INVESTMENTS

         The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 1996 and 1995:

                       December 31, 1996              DECEMBER 31, 1995
                   -------------------------       ----------------------
INVESTMENTS AT
FAIR VALUE                          NET                             NET
DETERMINED BY                   APPRECIATION                   APPRECIATION
QUOTED MARKET       FAIR       (DEPRECIATION)       FAIR      (DEPRECIATION)
PRICE:              VALUE      IN FAIR VALUE       VALUE      IN FAIR VALUE
USG Common
  Stock          $19,120,158   $  2,260,420     $15,913,830   $  5,251,225
Vanguard Index
  Trust           32,478,696      5,068,792      21,879,768      5,108,530
Fidelity Puritan
  Fund            12,256,681      1,130,115       8,263,417      1,168,078
IDS New Dimension
  Fund            20,388,050      3,406,282      11,173,930      2,417,548
                 -----------   ------------     -----------   ------------

SUB-TOTAL         84,243,585     11,865,609      57,230,945     13,945,381

INVESTMENTS AT
FAIR VALUE
DETERMINED BY
OTHER THAN
QUOTED MARKET
PRICE:

Mortgages,
  Notes,
  Contracts       79,511,775         ---         79,041,920        ---
Collective
  Short-Term
  Investment
  Fund            48,310,531         ---         46,601,716        ---
                ------------   ------------    ------------  ------------


SUB-TOTAL        127,822,306         ---        125,643,636        ---
                ------------   ------------    ------------  ------------

TOTAL
INVESTMENTS     $212,065,891   $ 11,865,609    $182,874,581  $ 13,945,381
                ============   =============   ============  ============

At December 31, 1996 and 1995, the following investments exceeded 5% of the net assets available for the Plan benefits:


                                     1996                 1995
                                 ------------         --------

USG Corporation Common Stock     $19,120,158          $15,913,830

Metropolitan Life Insurance
  Company, GAC 13908              16,141,476           15,057,347

Provident Life Insurance
  Company, GAC 627-05701          23,754,071           22,233,313

John Hancock Mutual Life
  Insurance Company, GAC 8396          -               10,031,727

John Hancock Mutual Life
  Insurance Company, GAC 6317          -               31,719,533

SunAmerica Life
 Insurance Company, GAC 6317      20,630,854                -

Vanguard Index Trust              32,478,696           21,879,768

IDS New Dimension Fund            20,388,050           11,173,930

Fidelity Puritan Fund             12,256,681                -

Collective Short Term
  Investment Fund                 48,310,531           46,601,716


7. PARTICIPANT LOANS

         Effective October 1, 1993, a participant can obtain a loan from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $100 increments. The Plan restricts the participant to one outstanding loan at a time. The loan can be repaid by the participant over a five year period, or sooner, in full, with interest at the prime rate. Default on a loan by a participant will be treated as a hardship withdrawal and will be subject to IRS penalties.

                                               SCHEDULE I
                                            USG CORPORATION
                                            INVESTMENT PLAN


                                  PRINCIPAL
                               AMOUNT/NUMBER OF                   FAIR
                                   SHARES           COST          VALUE
                                  -------       ----------     -----------

COMMON STOCK
    USG Corporation                564,449     $ 53,327,934    $ 19,120,158

    Vanguard Index Trust           471,663       23,277,253      32,478,696

    IDS New Dimension Fund         984,454       16,183,073      20,388,050

    Fidelity Puritan Fund          710,944       11,570,121      12,256,681
                                  --------      -----------    ------------

TOTAL COMMON STOCKS                             104,358,381      84,243,585
                                                -----------    ------------


CONTRACTS

   Metropolitan Life Insurance
     Company,  GAC 13908       $16,141,476       16,141,476      16,141,476

   Provident Life Insurance
     Company,  GAC 627-05701   $23,754,071       23,754,071      23,754,071

   John Hancock Mutual Life
     Insurance Company,
         GAC 8396              $10,599,522       10,599,522      10,599,522

   John Hancock Mutual Life
     Insurance Company,
         GAC 6317              $ 8,385,852        8,385,852       8,385,852

   SunAmerica Life Insurance
     Company, GAC 4653         $20,630,854       20,630,854      20,630,854
                               -----------      -----------     -----------

TOTAL CONTRACTS                $79,511,775       79,511,775      79,511,775
                               -----------      -----------     -----------

SHORT-TERM INVESTMENTS

    Collective Government
      Short-Term Investment
      Fund                     $ 4,666,089        4,666,089       4,666,089

    Collective Short-Term
      Investment Fund          $43,644,442       43,644,442      43,644,442
                               -----------     ------------    ------------

TOTAL SHORT-TERM
  INVESTMENTS                  $48,310,531       48,310,531      48,310,531
                               -----------     ------------    ------------


TOTAL INVESTMENTS                              $232,180,687    $212,065,891
                                               ============    ============


                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                     TOTAL         COST        TOTAL       CURRENT
  DESCRIPTION OF   NUMBER OF        OF       NUMBER OF     VALUE OF
     SECURITY      PURCHASES       ASSET       SALES        SALES
     --------      ---------       -----       -----        -----
Collective
  Short-term
  Investment
  Fund                 354      $54,377,720      205      $52,845,058

SunAmerica Life
 Insurance
    GAC 4653             7       20,633,772        0            -

John Hancock Mutual
 Life Insurance,
    GAC 6317            12        1,147,655        2       24,481,337
